Osprey Bitcoin Trust

777 Brickell Avenue, Suite 500

Miami, FL 33131

December 16, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F. Street, N.E.

Washington, D.C. 20549

Attention: David Irving, Jason Niethamer, Lulu Cheng, and Sandra Hunter Berkheimer

Re: Osprey Bitcoin Trust
Registration Statement on Form S-1
File No. 333-289334

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Osprey Bitcoin Trust (the “Trust”) respectfully requests that the effective date of the Trust’s Registration Statement on Form S-1 (File No. 333-289334) (as amended, the “Registration Statement”) be accelerated so that it will be declared effective at 5:15 p.m. Eastern Time on December 18, 2025, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis and Bockius, LLP, by calling Erin E. Martin at +1.202.739.5729.

Very truly yours,

Osprey Bitcoin Trust

By:	/s/ Gregory D. King
Name:	Gregory D. King
Title:	Chief Executive Officer